Exhibit 99.3
     Questions and answers about the CryptoLogic reorganization proposal
1.	What am I voting on?
•	You are voting on a proposed internal reorganization of CryptoLogic called an arrangement (“Arrangement”) under Ontario law that will permit CryptoLogic Inc. (“CryptoLogic”) to continue its existence as a European-based company. CryptoLogic proposes to relocate its head office and senior management to Ireland. Growth outside of North America has been one of CryptoLogic’s core strategies for the past five years, and approximately 90% of its revenue is generated from the UK and Continental Europe. As part of its relocation strategy, CryptoLogic would continue as a corporation subject to Guernsey law and with its place of business in Dublin (“CryptoLogic Ireland”).

•	Under the Arrangement, CryptoLogic’s non-Canadian shareholders and Tax Exempt Canadian Shareholders will exchange their CryptoLogic Common Shares for CryptoLogic Ireland ordinary shares (“CryptoLogic Ireland Shares”) on a one-for- one basis. A Tax Exempt Canadian Shareholder is a person that holds their shares in an RRSP or similar tax-sheltered vehicle. Canadian resident shareholders will (subject to certain exceptions) exchange their CryptoLogic Common Shares for exchangeable shares (“Exchangeable Shares”) of CryptoLogic Exchange Corporation (“CEC”) on a one-for-one basis, which will be the economic equivalent of CryptoLogic Ireland Shares. Eligible Canadian Shareholders may elect to receive CryptoLogic Ireland Shares on exchange of their Common Shares, which will be immediately taxable to them on receipt.

•	The issuance of Exchangeable Shares to Canadian shareholders will enable such shareholders to enjoy the attributes of the CryptoLogic Ireland Shares while having the ability to defer paying tax on receipt of the Exchangeable Shares until they are resold or exchanged for CryptoLogic Ireland Shares.

•	The TSX has conditionally approved the listing of the Exchangeable Shares and CryptoLogic Ireland Shares on the TSX on completion of the Arrangement. Applications to list CryptoLogic Ireland on NASDAQ and the LSE are being completed and it is anticipated that CryptoLogic Ireland will also trade on NASDAQ at the time of listing on TSX and approximately one week later on the LSE.
2.	Why establish a new head office in Ireland?
•	Ireland offers close proximity to large current customers and potential customers. Ireland also enables CryptoLogic to maintain favourable tax status. Ireland is an attractive and rapidly growing center for technology businesses. CryptoLogic’s business is now centered in Europe. In contrast with the United States, where Internet gaming is unlawful, European countries including the United Kingdom have enacted legislation that permits and regulates on-line gaming. CryptoLogic recently signed an agreement with Holland Casino, an online gaming business controlled by the Government of the Netherlands, to provide it with casino and poker software for Internet gaming. It is clearly preferable to operate in an environment where CryptoLogic’s business is encouraged rather than beside a jurisdiction where it is prohibited.

•	The company has already established significant software systems in Ireland, including CryptoLogic’s Ecash processing and major components of CryptoLogic’s Distributed Poker platform.
3.	How is CryptoLogic’s board recommending that I vote?
•	CryptoLogic’s board unanimously recommends that CryptoLogic shareholders vote FOR the resolution to approve establishing a European base.
4.	What are the benefits to shareholders of a European base?
•	An Irish headquarters would give CryptoLogic more flexibility to pursue all strategic growth opportunities and to support customers with a wider range of services in a gaming-friendly, tax-efficient environment. The Irish location will also help attract skilled people to manage the company’s growing global business.
•	CryptoLogic’s marketing support services, brand management expertise, turnkey and bespoke software solutions are its competitive advantage. CryptoLogic envisions more opportunities to offer player-oriented services to customers from a European base.

•	Long-term benefits would include:
▪	Greater flexibility to accelerate CryptoLogic’s expansion in Europe;

▪	A favourable tax environment;

▪	Being closer to CryptoLogic’s key customers like William Hill, Playboy, Parbet and Holland Casino;

▪	Being closer to the world’s major growth markets that embrace Internet gaming;

▪	Providing a wider range of market and marketing support and brand management services to CryptoLogic’s customers;

▪	A gaming-friendly environment that broadens CryptoLogic’s strategic acquisition opportunities; and

▪	Leveraging CryptoLogic’s existing infrastructure in Ireland to enhance CryptoLogic’s product support.
5.	Would being based in Ireland change the business?
•	No. CryptoLogic’s core business would remain the same. The difference would be a broader range of new opportunities. We would continue to develop and deliver award-winning, state-of-the-art casino and poker software to the world’s most trusted gaming organizations in international markets embracing Internet gaming. The results speak for themselves in the company’s record revenue and earnings in 2005 and 2006.
6.	Would the Canadian office remain open?
•	CryptoLogic’s software development and gaming information portal would remain in Toronto and Vancouver, respectively. CryptoLogic’s licensing, e-cash processing and call centre remains in Cyprus and all account management and marketing support would continue to work from the UK.

•	We will also continue developing CryptoLogic’s Asian presence through its office in Singapore to target this promising market.
7.	How would establishing a European base affect my shares? How would they be exchanged?
▪	On completion of the Arrangement, expected to be on or about June 1, 2007, CryptoLogic Ireland Shares will be traded instead of CryptoLogic Common Shares on the TSX. We have established a second company, affiliated with CryptoLogic Ireland, called CryptoLogic Exchange Corporation (“CEC”), which will also trade on the TSX. It is anticipated that CryptoLogic Ireland Shares will also trade on the NASDAQ commencing on or about June 1, 2007. We anticipate the secondary LSE listing to be available on or about June 8, 2007.
US, Tax Exempt Canadian and international shareholders:
▪	All US, Tax Exempt Canadian and internationally-held CryptoLogic Common Shares will be automatically exchanged for CryptoLogic Ireland Shares; however, in order to receive your new share certificate, you will need to deposit your CryptoLogic Common Share certificate(s) together with a completed Letter of Transmittal and Election Form which accompanies these materials with the Depositary, in accordance with the instructions on that form. Please refer to page 10 of the attached circular for more information.

▪	Given the structure of the Arrangement, it is more likely than not that US residents will have no tax payable at the time of exchange of their CryptoLogic Common Shares for CryptoLogic Ireland Shares. CryptoLogic Ireland Shares, like CryptoLogic Common Shares, will have one vote per share.
Canadian Non Tax-Exempt shareholders:
▪	Canadian Shareholders who are not Tax Exempt (unless they choose otherwise by making an election, described below) will exchange their CryptoLogic Common Shares for Exchangeable Shares on a one-for-one basis. This exchange will occur automatically; however, in order to receive your new share certificate, you will need to deposit your CryptoLogic Common Share certificate(s) together with a completed Letter of Transmittal and Election Form which accompanies these materials with the Depositary, in accordance with the instructions on that form. Please refer to page 10 of the attached circular for more information.

▪	The Exchangeable Shares are the economic equivalent of the CryptoLogic Ireland Shares, and can be exchanged at any time into CryptoLogic Ireland Shares. Until the Exchangeable Shares are resold or converted into CryptoLogic Ireland Shares, the holder will be able to defer paying tax on the Exchangeable Shares that would otherwise be payable by a Canadian resident shareholder if that shareholder were to receive CryptoLogic Ireland Shares in exchange for their CryptoLogic Common Shares under the Arrangement. Subject to the Shareholder filing the tax election form that accompanies these materials with the Canada Revenue Agency within 90 days of completion of the Arrangement, the Shareholder will receive the Exchangeable Shares in exchange for the CryptoLogic Common Shares on a tax-deferred basis.

▪	CryptoLogic Common Shares identified as being held by a Canadian resident shareholder in a tax-sheltered vehicle, such as an RRSP or pension fund, will be automatically exchanged into CryptoLogic Ireland Shares on a one-for-one basis.

▪	Canadian shareholders who do not hold shares in a tax-sheltered vehicle have a choice: they can defer the taxable gain or loss by receiving Exchangeable Shares and making the required tax election on the basis described above, or elect a direct exchange of CryptoLogic Common Shares for CryptoLogic Ireland Shares which will result in such exchange being immediately taxable. In order for a Canadian resident shareholder to elect to receive CryptoLogic Ireland Shares instead of an automatic exchange of CryptoLogic Common Shares for Exchangeable Shares, such election must be made by an eligible shareholder by the deposit of a duly completed Letter of Transmittal and Election Form with the Depositary prior to 5 pm (Toronto time) on May 22, 2007.

▪	Canadian shareholders who choose to have their CryptoLogic Common Shares automatically exchanged for Exchangeable Shares need not deposit their Letter of Transmittal and Election Form prior to May 24, 2007, being the date of the Shareholders’ Meeting to approve the Arrangement.

▪	Once shareholders approve the Arrangement, the exchange of CryptoLogic Common Shares for CryptoLogic Ireland Shares or Exchangeable Shares, as applicable, will occur on the date on which the Arrangement becomes effective, which is expected to be on or about June 1, 2007. To receive the certificates for the shares exchanged for your CryptoLogic Common Shares, you will be required to deposit your share certificate(s) together with a completed letter of Transmittal and Election Form which accompanies these materials with the Depositary, in accordance with the instructions on that form.

▪	In certain circumstances described below, each Exchangeable Share, while the economic equivalent of a CryptoLogic Ireland Share, may be entitled to no more than 0.7 votes per share held, compared to one vote for every CryptoLogic Ireland Share held, which is intended to facilitate qualification of the exchange of CryptoLogic shares for CryptoLogic Ireland Shares as a tax-deferred exchange under U.S. federal income tax laws..
8.	Why are holders of Exchangeable Shares required to take a possible pro-rata reduction in voting rights?
•	We investigated several options for the share exchange and wanted to offer the most beneficial opportunity for all shareholders.

•	The amount of the vote adjustment will depend upon how many shareholders receive CryptoLogic Ireland Shares under the Arrangement. The voting rights attached to the Exchangeable Shares may be less than one vote per share in order to guarantee that the CryptoLogic Ireland Shares that are issued at the time of the share exchange have no less than 81% of all votes cast at any meeting of CryptoLogic Ireland Shareholders. This provision is designed to facilitate qualification of the share exchange for a tax deferral under United States tax laws.

•	Based upon current information we expect that this vote adjustment (potentially a reduction) may be as little as zero (i.e. each Exchangeable Share holds the right to one vote) or as much as 30% (i.e. each Exchangeable Share holds the right to 0.7 votes).
9.	When will we receive information on the confirmed CEC voting rights proportion?
•	We will be able to confirm the voting rights proportion on the effective date of the Arrangement, expected to be June 1, 2007.
10.	As a CEC shareholder, can I get all my voting rights back?
•	All one-to-one voting rights are assured on the exchange of Exchangeable Shares for CryptoLogic Ireland Shares.
11.	What is the Letter of Transmittal and Election Form used for?
•	The Letter of Transmittal and Election Form is a document that every shareholder must complete and file together with their CryptoLogic Common Share certificate(s) with the Depositary, in order to receive the Exchangeable Shares or CryptoLogic Ireland Shares to which they are entitled under the Arrangement. The election provided for in the form need only be completed by a Canadian Shareholder who wishes to receive CryptoLogic Ireland Shares instead of Exchangeable Shares.
12.	If I submit my Letter of Transmittal and Election Form together with my CryptoLogic Common Share certificate(s) prior to June 1, 2007 and the reorganization is not approved, what happens to my shares and share certificate(s)?
•	The share exchange is only effective upon the approval of the reorganization by the shareholders. Your share certificate(s) will be returned to you if the reorganization is not approved.

13.	What changes are being made in the Board of Directors?
•	CryptoLogic Ireland will appoint a Board of Directors to reflect CryptoLogic’s growing European business. Stephen Taylor, CryptoLogic’s Chief Financial Officer, will join the Board of the new company. Bob Stikeman will remain as Chairman, Director and Corporate Secretary, and Nigel Simon, Director and Javaid Aziz, CryptoLogic’s President and CEO, will remain as Directors.

•	CryptoLogic has also identified several highly qualified new candidates to join the CryptoLogic Ireland Board of Directors, to be appointed prior to the effective date of June 1, 2007. Biographies of the proposed Directors are contained in the information circular.
14.	What senior executive roles will relocate to Ireland?
•	The head office functions will be established in Ireland, including Javaid Aziz, President and CEO; Stephen Taylor, CFO; and the company’s senior Human Resources and Investor Relations staff.
15.	What happens if I don’t indicate how to vote on my proxy?
•	If you sign and send in your proxy but do not include instructions on how to vote, your CryptoLogic Common Shares will be voted FOR the Arrangement.
16.	What percentage of approval is required?
•	66 2/3 percent of the votes represented by proxy or cast in person at the special meeting of shareholders will be required to approve the Arrangement.
17.	Can I submit my proxy by phone or electronically?
•	Registered shareholders will be able to vote shares via the Internet and return mail. If your bank or brokers holds your shares, most holders will be able to vote by Internet or phone. Please follow the instructions received with your proxy or Voting Instruction Form.
18.	If my broker holds my CryptoLogic shares in ‘street name’, will my broker vote my shares for me?
•	Your broker will not vote your CryptoLogic shares unless it receives your specific instructions.

•	Please follow the instructions provided with your Voting Instruction Form to cast your vote.
19.	Whom can I contact for more information about voting, depositing my shares or general inquiries about the Arrangement?
•	Georgeson is acting as the proxy solicitation agent for CryptoLogic. If you have any questions about the information contained in this document or require assistance in completing your proxy form, please call Georgeson toll free within North America at 1-866-676-3008.

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